

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Antonio Milici
Chief Executive Officer
GeneThera, Inc.
3051 W 105th Ave. #350251
Westminster, CO 80035

> **Re: GeneThera, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed June 10, 2020**
> **File No. 000-27237**

Dear Mr. Milici:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 23

1. Your management's annual report on internal control over financial reporting refers to December 31, 2018 in the conclusion sentence. Please file an amendment to refer to the current fiscal year as required by Item 308(a)(3) of Regulation S-K. As a reminder, your amended filing should include updated certifications that are currently dated and make reference to the amended Form 10-K.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3

2. We note that the report of your independent registered public accounting firm refers to Beyond Wellness International, Inc. Please have your auditor revise its audit report in an amended filing to reflect the name of your company that is included in your financial

statements as required by AS 3101.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences